Gregory P. Rodgers Direct Dial: (212) 906-2918 greg.rodgers@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech; Dietrich King; Amy Geddes; Adam Phippen

Re:	JOANN Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 4, 2021

File No. 333-253121

Ladies and Gentlemen:

On behalf of JOANN Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 8, 2021, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1, which was filed on March 4, 2021 (the “Amended Registration Statement”). In connection with such responses, we are submitting this letter via EDGAR.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed March 4, 2021

Dilution, page 62

1.	Please provide to us supplementally your calculations of the figures presented in your Dilution disclosure. Specifically, please present the following calculations:

March 10, 2021 Page 2

• Net tangible book value

• Net tangible book value per share, and

• Dilution to new investors

Response:

Net tangible book value (deficit) is defined as total tangible assets (which represents total assets excluding goodwill and other intangible assets) less total liabilities. As of October 31, 2020, the Company’s net tangible book deficit was $537.4 million, calculated as follows:

(in millions)	As of October 31, 2020
Total assets	$2,519.6
Less:
Goodwill	162.0
Intangible assets, net	378.9
Total tangible assets	$1,978.7
Less:
Total liabilities	$2,516.1
Net tangible book deficit	$(537.4)

Net tangible book value per share is defined as net tangible book (deficit) divided by the aggregate number of shares of common stock outstanding. Based on the Company’s net tangible book deficit of $537.4 million as of October 31, 2020 and 34,902,380 shares of common stock outstanding as of October 31, 2020 (after giving effect to the forward stock split described in the Amended Registration Statement), the Company’s net tangible book deficit per share was $15.40. The amount was mistakenly reflected as $13.31 in the Amended Registration Statement, but will be corrected in a pre-effective amendment to the Registration Statement.

Dilution to new investors is presented in the Amended Registration Statement as the difference between (a) the initial public offering price per share and (b) the Company’s as adjusted net tangible book value per share as of October 31, 2020. The assumed initial public offering price per share is $16.00, the midpoint of the price range set forth on the cover page of the prospectus included in the Amended Registration Statement. As adjusted net tangible book value per share as of October 31, 2020 adjusts net tangible book deficit per share to give effect to the assumed issuance and sale by the Company of 5,468,750 shares of common stock in the proposed offering and estimated net proceeds to the Company (after deducting underwriting discounts and estimated offering expenses) from such issuance and sale of $78.2 million. The as adjusted net tangible book value per share as of October 31, 2020 is equal to $11.37 per share.

March 10, 2021

Assumed initial public offering price per share		$16.00
Net tangible book value (deficit) per share as of October 31, 2020 before this offering*	$(15.40)
Increase in as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering*	4.03
As adjusted net tangible book value per share after this offering	(11.37)

Dilution per share to new investors purchasing common stock in this offering		$27.37

*	Represents corrected amount to be reflected in pre-effective amendment to the Registration Statement

2.	Reference is made to the table on page 63. Please tell us how you determined that the consideration figure for existing shareholders and explain why such amount is correct.

Response:

The amount of total consideration reflected in the table on page 63 consists of (a) the consideration paid by current shareholders of the Company for their shares of the Company’s common stock as part of LGP’s acquisition of the Company in 2011 and (b) consideration paid by current shareholders of the Company upon exercise of options to acquire the Company’s common stock.

The consideration paid by current shareholders of the Company for their shares of the Company’s common stock as part of LGP’s acquisition of the Company in 2011 consists of $400,495,978 paid in cash for 34,395,289 shares of common stock.

The consideration paid by current shareholders of the Company for shares acquired upon exercise of options to acquire the Company’s common stock consists of $4,126,866 paid for 507,091 shares of common stock, representing the cumulative exercise price paid for such shares.

The Company notes that these cumulative dollar figures were mistakenly reflected in the Amended Registration Statement but will be revised in a pre-effective amendment to the Registration Statement. The table on page 63 will be reflected in such pre-effective amendment to the Registration Statement as follows:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	34,902,380	86%	$404,622,844	82%	$11.59

New investors	5,468,750	14%	$87,500,000	18%	$16.00

Total	40,371,130	100%	$492,122,844	100%	$12.19

*             *             *             *             *

March 10, 2021

Any questions or comments with respect to the Amended Registration Statement may be communicated to the undersigned at (212) 906-2918 or by email (greg.rodgers@lw.com). Please send copies of any correspondence relating to this filing to Gregory P. Rodgers by email and facsimile ((212) 751-4864).

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Wade Miquelon, President and Chief Executive Officer, JOANN Inc.

Matt Susz, Senior Vice President and Chief Financial Officer, JOANN Inc.

Ann Aber, Vice President, General Counsel and Secretary, JOANN Inc.

Howard Sobel, Latham & Watkins LLP

Jason Silvera, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP